Mail Stop 6010


	August 12, 2005


Peter Hoyle
GA Computer Sciences Inc.
#349-6540 East Hastings Street
Burnaby, British Columbia
Canada V5B 4Z5

Re:	GA Computer Sciences Inc.
	Amendment No. 2 to Registration Statement on Form SB-2
      Filed August 8, 2005
      File No. 333-124607

Dear Mr. Hoyle:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 6

We may have to write-off obsolete inventory . . ., page 7

1. We note your response to prior comment 1. Please tell us specifically what differences exist between version 1.1.1 and 1.1.4.



Description of Business, page 29

Business of Issuer, page 29

2. We note your response to prior comment 6, and your disclosure on page 31. Please tell us the nature of your testing of download times and why that testing forms a reasonable basis to support the statement that "high-speed downloads are often limited by speed of the download server and typically take about 60 minutes to download on a high-speed internet connection."

3. We note your response to prior comment 2. If you choose to continue to cite third-party web sites in your registration statement, you must file all hyperlinked information as part of your registration statement and may not disclaim responsibility for the cited web sites` contents. See footnote 41 of Release No. 33-7856.


*     *     *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Dennis Hult at (202) 551-3618 or Angela
Crane,
Accounting Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters.
Please contact Donald C. Hunt at (202) 551-3647 or me at (202)
551-
3617 with any other questions.

            Sincerely,



            	Russell Mancuso
	Branch Chief


cc (via fax):  	Joseph I. Emas, Esq.
??

??

??

??

Peter Hoyle
GA Computer Sciences Inc.
August 12, 2005
Page 1